Filed by Woodside Petroleum Ltd.

Pursuant to Rule 425 of the Securities Act of 1933

Subject Company: BHP Group Ltd (Commission File No.: 001-09526)

Woodside CEO and Managing Director Meg O’Neill

Interview with CNBC Squawk Box Asia: Martin Soong, Sri Jegaraiah, Will Koulouris

18 February 2022

Sri Jegaraiah: Earning season in full swing in Australia, Woodside shares are looking like this, just let’s call it flat at $27.67 that’s after a big jump in earnings yesterday, boosted by those higher energy prices. Will Koulouris has the recap.

Will Koulouris: Morning again Sri, yeah they actually jumped by around about 4% yesterday, so seeing just a little bit of tailing off there, but it was big numbers for Woodside their full-year revenue $6.96 billion, that actually surged by 93%. Importantly, their realized oil prices coming in at $60.3 a barrel of oil equivalent [indistinguishable] the surge in oil and gas prices that we have been seeing over the course of the last six months, although some incredibly strong full-year numbers like I did say coming out of Woodside and we are looking ahead to that vote, that shareholder vote when it does come to the merger of their petroleum division with BHP. But joining us now very importantly, to talk about the numbers, to talk about that vote and perhaps the outlook ahead, very pleased to be able to welcome Meg O’Neill she’s the MD and CEO of Woodside and she’s joining us live now from Perth. Meg thanks so much for being here as always. Just firstly, a big turnaround when it does come to the numbers and obviously it was a lot to do with commodity prices, but also cost control, can you just talk us through a little bit of that?

Meg O’Neill: Yeah, thanks for the question. So it really was a fantastic year for Woodside, our highest profits since 2014, and it really was on the back of strong operational performance. The team did a fantastic job of keeping our plants up and running, maximizing throughput every single day, And our marketing team did a really wonderful job of positioning us to be able to take advantage of the high commodity prices that we saw, particularly in the back half of the year.

Will Koulouris: And I want to talk about the high commodity prices as well, but perhaps not in the way that you might think that I would. I suggest that we’re seeing what’s happening now with Russia and Ukraine, we’ve seen what’s been happening when it does come to North Asia LNG. So in terms of what you have available, if we do see a surge in prices even further moving forward, if we see any kind of risk to the gas markets in Europe because of those concerns, how many cargoes do you have that aren’t on contract that you can potentially see even further booms on moving forward into ‘22?

Meg O’Neill: Yeah, so one of the things we communicated to the market yesterday was a shift in our nomenclature. So we’re talking about gas hub pricing exposure, so about 20 to 25% of our produced LNG for 2022 is exposed to those gas hub pricing indices, and so that includes both JKM, the Asian index, as well as TTF. Look, the geopolitical tensions obviously is something that is supporting prices. Europe started the winter with low inventories, that is supporting prices. You know, there there’s a point where, like, hopefully we don’t see the security situation escalate. But I think Woodside is pretty well positioned to take advantage of gas price upside this coming year.

Sri Jegaraiah: Meg good morning, $100 a barrel oil is that imminent in your opinion, is it really justified by the fundamental supply and demand balance globally or do you believe it is speculatively driven?

Meg O’Neill: When we look at the fundamentals what we see is that demand has recovered. So in 2020, when the COVID pandemic hit and the world was implementing lockdowns, obviously a significant amount of demand was destroyed. What we saw over the course of 2021 was demand recovery. What I think we’re seeing right now is, is that demand continues to pick up. Supply has struggled a bit to keep up and the past few years there has been under investment in the sector. We’re seeing that OPEC+ is struggling to meet their quotas. But then the geopolitical tension of course is adding to the price inflation that we’re seeing today. And I think the uncertainty that we’re seeing in Ukraine particularly is, is causing some of that price increase.

Martin Soong: Meg, Martin here. Let me quickly jump in with a question. I mean, oil and super high commodity prices obviously one part of the whole inflation story which as far as the US is concerned, running red hot, as strong as we’ve seen price pressure since, since the Reagan administration, right. But a lot of people like to say about oil prices, look, the antidote for high oil prices are well high oil prices right? At some stage, you know it’s going to get, you’re going to get a point where consumers go look ‘no mas’, enough, right? And that’s going to hurt demand. At what point is that going to kick in do you think, and what sorts of numbers are you looking at? Sri mentioned north of $100 a barrel.

Meg O’Neill: Look, I think we’re starting to see some of the supply response. It’s worth bearing in mind though, that it takes time. So this is not an industry where we can you know, turn on a factory that’s been sitting idle, it takes time to get more supply into the system. Now we have seen rig counts in US onshore increase and that’s probably one of the potential supply sources that has the greatest flexibility. OPEC, OPEC+ is an area where historically there’s been greater supply flexibility and there’s been supply that’s been kept offline. But thus far, they’ve been quite disciplined in stepping up their production increases. So, so we are seeing a bit of supply come into the market. But I think for the material volumes, it just takes a bit of time. And that’s you know, that’s probably also contributing to some of the price volatility we’ve seen recently.

Sri Jegaraiah: How is Woodside, BHP petroleum, the combined entity, positioning for net zero?

Meg O’Neill: Yeah, it’s a fantastic question. So Woodside just released our 2021 Climate report and I would encourage all of the viewers to take a look at that. In that report we talk about our commitments to addressing climate change and how considerations around climate change influence our business strategy. We have set for ourselves targets to decarbonize our business and to reduce our net greenhouse gas emissions. Those targets are to reduce net greenhouse gas emissions in our equity business by 15% by 2025, 30% by 2030, on a pathway to net zero by 2050. Post-merger, we will apply those exact same goals. So as our portfolio grows, we do recognize our equity emissions are going to increase but our commitment to decarbonize remains just as strong.

Will Koulouris: Meg I want to talk a little bit about what a lot of investors are going to be looking at in terms of Woodside, that is of course the dividend. Paid out a considerable amount this time around but there is a lot of capex coming through, do you think that you can maintain around about 80% for investors moving forward even with the significant amount of capex like Scarborough that you have lined up?

Meg O’Neill: Yeah, it’s a great question and it’s one that we know our shareholders are keenly interested in. So our dividend policy is to pay out a 50% ratio of net profit after tax, excluding underlying or excluding exceptional items. We’ve historically been paying closer to 80% and on the backs of high prices and the very strong financial results we saw in 2021 we felt it was appropriate to turn return value to our shareholders at that historic level. Now as we play forward and look at our balance sheets up ahead, post-merger the BHP assets are coming to us with no debt. So that’s going to drop our gearing by about half immediately. So we feel like we’re very well positioned to manage the capital investment requirements, as well as to continue to be able to return value to our shareholders over the cycle. But we’re going to look at a whole variety of ways to return value to shareholders, dividends, of course, are valued, but we’ll be taking a look at other things like specials and potentially even stock buy-backs.

Sri Jegaraiah: Meg, are you going to be investing more in hydrogen, you yourself describe it as afut ure fuel, so give us some colour on that on that front. And totally unrelated question, China, what are the demand signals telling you given the macro-economic challenges we’re seeing there.

Meg O’Neill: Yeah, the hydrogen question is a great one. There’s obviously a lot of interest in the market in hydrogen, as it offers the potential to provide zero emissions at the point of consumption. We’ve got a number of hydrogen projects that are in the development phase, so we’ve got our first project actually entered FEED and that’s a project in Oklahoma. But bigger picture, what we’ve communicated is we have set ourselves a target of spending $5 billion on new energy projects between now and 2030. Projects are early days at this point in time, so we’ve got a bit of work to do to ramp up to be able to spend that level. But we do see opportunities to profitably invest in some of these new energy opportunities. So exciting times and a lot more to come ahead on that front. Look, on the China question. China does continue to be a very important market for us and it does continue to influence our thinking around energy demand growth as we look out into the future. China’s energy needs continue to grow year on year, and we believe China will continue to underpin growth, particularly for LNG, which is one of our key commodities.

Will Koulouris: Meg, just quickly in terms of this merger and the opportunities that present themselves following on from the merger because everyone’s widely expecting this to go ahead at the shareholder vote. Are you looking at perhaps any asset sales from the BHP portfolio once they are incorporated, and even on that front any potential m&a in the future, or are you just going to focus on the operational side of integrating all of this together for a considerable amount of time following on from that?

Meg O’Neill: So one of the things that’s really exciting about the BHP merger is the fact that their asset portfolio is one that is really concentrated in very significant tier one assets. We look at the portfolio in both Australia, Gulf of Mexico, Trinidad and Tobago, it’s a portfolio that’s composed of quite significant assets. So one of the key focus areas of course, will be bringing the portfolios together bringing the businesses together, we have communicated that we see opportunity for $400 million plus of synergies by bringing the two organizations together. So we need to be getting after delivering that value upside to our shareholders. But I do think there’ll be opportunities for us with our bigger position to continue to play in the m&a space and to look for opportunities to grow or adapt our portfolio to, to meet the business opportunities ahead of us.

Martin Soong: Alright, listen Meg it’s been terrific talking to you. Thank you for your time, I appreciate it very much. You continue to keep safe please, and we’ll do it again very soon I hope. Meg O’Neill there, CEO of Woodside joining us live there and our great colleague Will Koulouris in on the conversation as well.

Meg O’Neill: Thank you.

Forward-looking statements

This announcement contains forward-looking statements. The words ‘anticipate’, ‘believe’, ‘aim’, ‘estimate’, ‘expect’, ‘intend’, ‘may’, ‘target’, ‘plan’, ‘forecast’, ‘project’, ‘schedule’, ‘will’, ‘should’, ‘seek’ and other similar words or expressions are intended to identify forward-looking statements. These forward-looking statements are based on assumptions and contingencies that are subject to change without notice and involve known and unknown risks, uncertainties and other factors, many of which are beyond the control of Woodside, BHP and their respective related bodies corporate and affiliates (and each of their respective directors, officers, employees, partners, consultants, contractors, agents, advisers and representatives), and could cause results, performance or achievements to be materially different from the results, performance or achievements that are or may be expressed or implied by those forward-looking statements or any projections or assumptions on which those statements are based.

The forward-looking statements are subject to risk factors, including those associated with the oil and gas industry as well as those in connection with the Transaction. It is believed that the expectations reflected in these statements are reasonable, but they may be affected by a range of variables which could cause actual results or trends to differ materially, including but not limited to: price fluctuations, actual demand, currency fluctuations, geotechnical factors, drilling and production results, gas commercialisation, development progress, operating results, engineering estimates, reserve estimates, loss of market, industry competition, environmental risks, physical risks, legislative, fiscal and regulatory developments, economic and financial markets, conditions in various countries, approvals and cost estimates.

Investors are strongly cautioned not to place undue reliance on forward-looking statements, particularly in light of the current economic climate and the significant uncertainty and disruption caused by the COVID-19 pandemic. Forward-looking statements are provided as a general guide only and should not be relied on as an indication or guarantee of future performance. These statements may assume the success of the Transaction, BHP’s oil and gas portfolio or Woodside’s business strategies, the success of which may not be realised within the period for which the forward-looking statements may have been prepared, or at all. No guarantee, representation or warranty, express or implied, is made as to the accuracy, likelihood of achievement or reasonableness of any forecasts, prospects, returns, statements or tax treatment in relation to future matters contained in this presentation.

Disclosure of reserve information and cautionary note to US investors

Unless expressly stated otherwise, all estimates of oil and gas reserves and contingent resources disclosed in this presentation have been prepared using definitions and guidelines consistent with the 2018 Society of Petroleum Engineers (SPE)/World Petroleum Council (WPC)/American Association of Petroleum Geologists (AAPG)/Society of Petroleum Evaluation Engineers (SPEE) Petroleum Resources Management System (PRMS). Estimates of reserves and contingent resource in this presentation will differ from corresponding estimates prepared in accordance with the rules of the US Securities and Exchange Commission (the “SEC”) and disclosure requirements of the US Financial Accounting Standards Board (“FASB”), and those differences may be material. For additional information regarding the availability of Woodside’s reserves disclosures in accordance with SEC requirements, please see Woodside’s investor presentation dated 17 August 2021 and released to the ASX. For additional information regarding BHP’s reserves, please see BHP’s annual report on Form 20-F filed with the SEC.

No offer or solicitation

This communication relates to the proposed Transaction between Woodside and BHP. This communication is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy any securities or a solicitation of any vote or approval with respect to the Transaction or otherwise, nor shall there be any offer, solicitation or sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities in the United States shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933.

Important additional information and where to find it

In connection with the proposed Transaction, Woodside intends to file with the US Securities and Exchange Commission (the “SEC”) a registration statement on Form F-4 (the “Registration Statement”) to register the Woodside securities to be issued in connection with the proposed Transaction (including a prospectus therefor). Woodside and BHP also plan to file other documents with the SEC regarding the proposed Transaction. This communication is not a substitute for the Registration Statement or the prospectus or for any other document that Woodside or BHP may file with the SEC in connection with the Transaction. US INVESTORS AND US HOLDERS OF WOODSIDE AND BHP SECURITIES ARE URGED TO READ THE REGISTRATION STATEMENT, PROSPECTUS AND OTHER DOCUMENTS RELATING TO THE PROPOSED TRANSACTION (INCLUDING ALL AMENDMENTS AND SUPPLEMENTS TO THOSE DOCUMENTS) THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT WOODSIDE, BHP AND THE PROPOSED TRANSACTION. Shareholders will be able to obtain free copies of the Registration Statement, prospectus and other documents containing important information about Woodside and BHP once such documents are filed with the SEC, through the website maintained by the SEC at http://www.sec.gov. Copies of such documents may also be obtained from Woodside and BHP without charge.